SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, D.C. 20549-7010

     DIVISION OF
CORPORATION FINANCE

  Mail Stop 7010

                                                      March 30,
2006

  Mr. James R. Buscemi
  Chief Financial Officer
  Hudson Technologies, Inc.
  275 North Middletown Road
  Pearl River, New York 10965

          RE: Form 10-KSB for the Fiscal Year ended December 31,
2004
                   Forms 10-QSB for the Fiscal Quarters ended March 31,
2005,
June 30,
                   2005 and September 30, 2005
                   File No. 1-13412

  Dear Mr. Buscemi:

          We have completed our review of your Form 10-KSB and related
filings
and have
  no further comments at this time.

          If you have any further questions regarding our review of
your
filings, please
  direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or,
in his
absence, to
  the Nudrat Salik, Staff Accountant, at (202) 551-3692.

                                          Sincerely,

                                          Rufus Decker
                                          Accounting Branch
Chief